Exhibit 99.4

RiT TECHNOLOGIES LTD.

INTERNATIONAL CARRIER SOLUTIONS DISTRIBUTOR AGREEMENT

This Agreement, made this 7 day of September, 2008, by and between RiT Technologies Ltd., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT”), and Join Stock Company STINS COMAN CORPORATION having its place of business at 126, Pervomayskaya str, Moscow, 105203 (the “Distributor”).

In consideration of the mutual covenants and agreement hereinafter set forth, the parties agree as follows:

1.	Grant of Rights and Definition of Products and Territory

1.1.	RiT hereby appoints Distributor as a non-exclusive distributor of RiT’s products described in Appendix A (the “Products”), within the territory of CIS (the “Territory”), during the Term (as defined below). Distributor hereby accepts the appointment and undertakes to act faithfully and diligently as such a non-exclusive distributor.

1.2.	RiT shall have the right, at its option, to delete Products from those shown in Appendix A, if RiT ceases the production or supply of such Products, provided RiT gives ninety (90) days prior written notice thereof to Distributor; and provided further such termination shall not affect RiT’s obligation to provide spare parts for such Products under the other provisions of this Agreement.

1.3.	The Work Plan agreed upon between the parties is described in Appendix B attached hereto.

1.4.	RiT shall not be responsible for the distribution, sale and/or use of the Products in the Territory by third parties that have purchased the Products outside of the Territory.

2.	Distributor’s Obligations

2.1.	Distributor agrees:

2.1.1.	To maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for the Products, and to assure adequate advisory, installation and support services.

2.1.2.	To act in furtherance of the best interests of RiT and at no time do, cause or permit to be done, published or said, any information, act, or thing from whatever source, which is or may be detrimental to the best interests and/or business reputation of RiT.

2.1.3.	To advise to RiT regularly of sales results and if sales support is required.

2.1.4.	To notify RiT whenever there are changes in the territorial market which affect, or might affect, Product sales.

2.1.5.	To coordinate with RiT Service Department on all matters relevant to maintaining an efficient after-sale service.

2.1.6.	To fulfill its obligations under the Work Plan.

2.1.7.	To interest the Customer in the RiT Maintenance & Support Program at least three months before the standard twelve month warranty period has expired.

2.1.8.	To consent to receive all commercial email messages from RiT sent to any authorized email address under the control of the Distributor and to use its best efforts to obtain express consent from its customers to receive commercial email messages from RiT.

2.2.	If Distributor sells or offers for sale products or services that may be considered to be competitive with the products of RiT, Distributor shall notify RiT promptly to this effect, in writing. In such written notice, Distributor shall specify the name and address of the company manufacturing such products and the company selling such products to Distributor, and shall further specify such products in sufficient detail so that RiT can determine whether such products are competitive with the products of RiT. RiT shall thereafter have the right to terminate this Agreement, if RiT determines that the products of such company are competitive with the products of RiT.

2.3.	Training

2.3.1.	Distributor shall designate employees who shall participate in and complete training as a carrier solutions expert. Travel and accommodation expenses shall be paid by Distributor.

2.3.2.	Distributor undertakes to assign and to maintain a trained carrier solutions expert who shall manage pre-sale marketing and post-sale technical support of carrier solutions projects (the “Product Manager”).

3.	RiT Obligations

3.1.	RiT will supply the Distributor, at no cost, with such aids and technical assistance as RiT deems necessary to aggressively pursue and make Product sales.

3.2.	RiT will, at no charge, supply Distributor with standard sales literature in the English language and in reasonable quantities, as determined by RiT.

4.	Delivery

4.1.	Delivery of Products purchased by Distributor hereunder shall be made for and on behalf of Distributor.

4.2.	All deliveries shall be Ex-Works RiT’s factory (Incoterms 2000) and risk of loss or damage with respect to any of the Products to be delivered to Distributor shall pass from RiT to Distributor accordingly. All transportation, handling and insurance charges for any of the Products from RiT’s point of shipment to destination shall be borne by Distributor.

5.	Prices

5.1.	The prices at which Distributor shall buy and RiT shall sell the Products bought and sold hereunder shall be as per the RiT Distributor List Prices existing at the time RiT accepts each purchase order.

5.2.	RiT shall have the right at any time to adjust its prices by giving Distributor written notice to that effect not less than thirty (30) days prior to the date upon which the adjusted price or prices are to become effective. An increase in price shall not affect firm orders for Products accepted by RiT during said thirty (30) day period, which are to be delivered within three (3) months of the date of notice. In the event of a price reduction, RiT will pass on such reduction to Distributor on all parts not yet shipped at the time of the price change.

6.	Payments

The acceptance of orders by RiT is conditioned upon Distributor placing an order according to Section 8 hereinafter.

6.1.	30% of the price shall be paid in 30 days after the order received in RiT. 70% of the price shall be paid in 30 days after the Products are delivered, at site, by presentation of documents or the Parties reserve the rights to discuss the terms changes.

RiT retains the right to change payment terms upon prior written notice.

6.2.	For the purpose of ensuring that RiT is paid for the Products sold or licensed to Distributor, RiT reserves a security interest in the Products until paid for in full by Distributor. RiT hereby authorizes Distributor to transfer title to Products in the ordinary course of its business, provided that in such case, Distributor hereby assigns to RiT in advance any proceeds from the disposition of such products.

7.	Taxes

The word “prices”, as used in this Agreement, shall exclude any taxes, import duties, sales, use or privilege taxes, or excise or similar taxes or duties levied by any country in the Territory upon RiT or the Products, as the result of any manufacture, sale, delivery or use of any unit sold hereunder. Distributor shall be responsible for the payment of any such taxes or duties which may be so levied by countries within the Territory or in lieu thereof, for providing RiT with a tax-exemption certificate acceptable to the taxing authorities.

8.	Acceptance of Orders

8.1.	All purchase orders must be placed in writing and must contain the payment and delivery terms. The terms of the order may not vary from the terms of this Agreement without RiT’s prior written consent. RiT is under no obligation to accept any particular order. If accepted, RiT shall provide written confirmation of the order, noting prices, payment terms and delivery dates. Changes in delivery schedules must be made in writing and upon RiT’s consent.

Address all orders and releases to:

RiT TECHNOLOGIES LTD. 24 Raoul Wallenberg Street Tel Aviv 69719, Israel TEL: (+972-3) 6455151 FAX: (+972-3) 7676820 Attn.: Sales Administration

8.2.	Mode of transportation and the forwarder shall be specified by the Distributor. RiT shall not be responsible for any delays arising due to Distributor’s failure to specify the mode of transportation or forwarder.

8.3.	RiT may withhold shipment of Products because of the balance of Distributor’s account or if determines that Distributor is not financially reliable. If the foregoing conditions are not rectified to RiT’s reasonable satisfaction, RiT may terminate this Agreement pursuant to Section 18 below. Distributor shall not be permitted to take a credit against amounts owed to RiT without prior written authorization by RiT.

9.	Inventory

9.1.	Distributor agrees, at its cost, to carry a minimum representative stock of Products, as determined by mutual agreement.

9.2.	Distributor shall purchase and maintain a spare parts inventory at a level, which shall be determined by Distributor, at its full responsibility.

10.	Limited Warranty and Limitation of Liability

10.1.	RiT warrants that all Hardware sold to Distributor under this Agreement will be free from defects in materials and workmanship under normal use and service for a period of twelve (12) months from the date of the respective invoice (the “Warranty Period”). RiT will, at its option, either repair or replace the Hardware, which RiT determines to be defective in materials or workmanship, provided that Distributor immediately notifies RiT in writing of any such defect, and provided further that such notice is given within the Warranty Period. In the event that RiT requests the return of the Hardware for the purpose of its repair, Distributor shall deliver the defective Hardware to RiT’s premises, at Distributor’s expense. Replacement shall in all case mean making the replacement Hardware available to the Distributor at RiT’s warehouse (Ex-Works). It is clarified that the Warranty Period will not be extended in the event that a repair or a replacement of Hardware is performed within such Warranty Period. Distributor’s sole and exclusive remedy with respect to defective Hardware will be limited to such repair or replacement. This limited warranty does not cover damage due to external causes including accident, usage not in accordance with Product’s instructions, vandalism, misuse, abuse, neglect, accident or improper handling, maintenance, operation, storage or testing, or alterations, modifications, adjustments or repairs made by persons other than RiT’s authorized service personnel.

The Software is provided to Distributor in an “as is” condition. RiT SHALL HAVE NO LIABILITY TOWARDS DISTRIBUTOR OR ANY ON OF ITS CUSTOMERS, FOR ANY ERRORS, MALFUNCTIONS OR DEFECTS RESULTING FROM OR RELATED TO THE USE OF THE SOFTWARE.

RiT does not warrant that the operation of the Hardware or Software will be uninterrupted or error free. THE EXPRESS WARRANTIES SET FORTH IN THIS AGREEMENT ARE IN LIEU OF ALL OTHER WARRANTIES, AND RiT HEREBY DISCLAIMS ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, ORAL OR WRITTEN OR ARISING BY PERFORMANCE, CUSTOM OR USAGE IN THE TRADE, WITH RESPECT TO THE PRODUCT, INCLUDING WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

Distributor shall be responsible to its customers for any and all warranties which it makes relating to Products and for ensuring that replacements and other adjustments required in connection with the said warranties are satisfactory.

10.2.	THE SOLE REMEDIES FOR BREACH BY RiT OF ANY AND ALL WARRANTIES AND DIRSTIBUTOR’S SOLE REMEDIES, WHETHER IN CONTRACT OR IN TORT, ARISING FROM ANY PRODUCTS PROVIDED HEREUNDER, AND ANY OTHER PERFORMANCE BY RiT OR PURSUANT TO THIS AGREEMENT SHALL BE LIMITED TO THE EXPRESS REMEDIES PROVIDED HEREIN. IN NO EVENT SHALL RiT BE LIABLE FOR FOR ANY INCIDENTAL, INDIRECT, SPECIAL, THIRD-PARTY OR CONSEQUENTIAL DAMAGES OF ANY KIND, OR FOR LOSS OF PROFITS ARISING OUT OF THE USE OF THE PRODUCTS, OR OTHERWISE ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT, WHETHER OR NOT RiT WAS ADVISED OF THE POSSIBILITY OF SUCH DAMAGE. WITHOUT DEROGATION AND FOR SAKE OF CLARITY, RiT SHALL NOT BE LIABLE FOR ANY ERRORS, MALFUNCTIONS, DEFECTS, OR LOSS OF DATA RESULTING FROM OR RELATED TO THE USE OF THE PRODUCT.

IN NO EVENT SHALL RiT’S LIABILITY FOR DAMAGES OF ANY NATURE EXCEED AMOUNTS ACTUALLY PAID BY DISTRIBUTOR TO RiT FOR PRODUCTS DURING THE TWELVE MONTHS IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO RIT’s LIABILITY.

11.	Maintenance Services

Maintenance services shall be provided by the parties pursuant to RiT’s standard customer support program, which allocates first level and second level support between Distributor and RiT.

12.	Equipment Modification

RiT shall have the right to modify, alter, or improve any or all of the Products, and shall have the right to discontinue specific Products. Consequently, RiT may modify Appendix A (by addition, deletion or otherwise) by written notice to Distributor, from time to time, at its discretion. If RiT deletes a Product from Appendix A, such notice shall be effective no fewer than sixty (60) days from the date of such notice.

13.	Independent Contractor

Distributor is an independent contractor and neither this Agreement nor the performance hereof will be construed as creating between RiT and Distributor the relationship of employer and employee, principal and agent, joint-venturers, co-partners or any other similar relationship. Distributor will purchase Products for its own account and will be an independent contractor in all respects. Neither party will be liable to any third party in any way for any engagement, obligation, contract, representation or transaction, or for any act or omission to act, of the other, and each party will indemnify the other and hold it harmless against and from any liabilities as aforesaid.

14.	Proprietary Rights

14.1.	All proprietary rights in the Products shall remain solely with RiT, including, but not limited to, copyrights, trademarks and patents.

14.2.	The Products listed in Appendix A, although primarily composed of hardware components, are accompanied by and contain software which is embedded therein and has already been installed on the various components of each PairView/PairQ System which is proprietary to RiT (the “Software”). The Software is provided under license for each PairView/PairQ System pursuant to the RiT Software License Agreement annexed hereto as Appendix C.

14.3.	Except as provided herein, the license granted to the Distributor and/or the customer under the RiT Software License Agreement may not be sold, assigned or transferred to any other party without RiT’s prior written consent.

15.	Trademarks; Trade Names; and Web Site Authorization

15.1.	Unless RiT otherwise directs or consents, in writing, Distributor will clearly and conspicuously identify the Products as products of RiT and will promote, advertise and describe the Products exclusively under RiT’s trademarks, trade names, catalogue numbers and other designations and terminology. Distributor will not use any such trademark or trade names or the name of RiT in any way, except directly in connection with the sale and marketing of the Products. Distributor’s use of any RiT’s trademarks on any sales promotion, advertising or stationery requires the express prior written approval of RiT after submission of a sample to RiT. RiT grants Distributor the right to include a hyperlink to RiT’s web site from Distributor’s web site, for the purpose of this Agreement (the “Hyperlink”). Distributor agrees that it shall hyperlink to RiT’s web page during the Term using only the logo provided by RiT.

15.2.	Distributor grants RiT the right to include a hyperlink to Distributor’s web site from RiT’s web site as determined within RiT’s sole discretion, and to use Distributor’s trademark, service mark, trade name or logo: (a) for such hyperlink; (b) in any publication made by RiT and in accordance with this Agreement. Distributor acknowledges and agrees that RiT does not support and has not reviewed the contents of Distributor’s web site. Distributor agrees that it is fully responsible for the content posted at its URL address on its web site.

15.3.	Distributor will cooperate with efforts that RiT may undertake to register RiT’s trademarks within the Territory. The Distributor will not register or attempt to register any trademarks claimed or owned by RiT. In addition, Distributor will not within three years after termination of this Agreement, register or attempt to register any word, symbol, or combination thereof that resembles or could be confused with a trademark claimed by RiT. Distributor will notify RiT of any infringements of copyright, trademark or other intellectual property rights of RiT that come to the attention of Distributor. Distributor agrees to reasonably cooperate with RiT in the investigation and prosecution of such infringement claim.

16.	Confidential Information

Simultaneously with the signing of this Agreement the parties shall sign the Confidential Disclosure and Non-Use Agreement, attached hereto as Appendix D (the “NDA”). Any breach or threatened breach of the NDA shall be considered a material breach of this Agreement.

17.	Duration and Termination

17.1.	The initial term of this Agreement shall be one (1) year from the date hereof unless terminated sooner as provided herein (the “Term”). This Agreement shall be automatically renewed for additional one (1) year terms from the end of the Term, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the expiration of the Term, or any additional term, as the case may be.

17.2.	This Agreement may be terminated at any time by either party with or without cause by giving forty-five (45) days written notice to the other party.

17.3.	Either party may terminate this Agreement effective immediately by sending a written notice to the other party, upon: (a) the breach by the other party of any of its obligations hereunder (including, but not limited to, the failure of Distributor, in RiT’s reasonable judgment, to effectively promote the sale of the Products in the Territory, or to meet credit or financial requirements established by RiT) and such other party’s failure to cure such breach within thirty (30) days of such notice; (b) a party’s impermissible assignment of this Agreement; (c) termination or suspension of the other party’s business; or (d) upon the filing of or against the other party of a petition in bankruptcy, or seeking reorganization or arrangement, or for the appointment of a trustee, liquidator or receiver, or the filing by or against such other party of a petition under any bankruptcy or insolvency law or upon an assignment for the benefit of creditors or a composition with creditors or any similar action in consequence of debt. It is a party’s duty to notify the other party in writing of the occurrence of any of the above events.

18.	Effect of Termination

18.1.	Upon termination of this Agreement for any reason, (a) Distributor’s right to distribute the Products will immediately terminate, (b) all rights and any license or permission granted to Distributor with respect to RiT’s trademarks will terminate, and Distributor will immediately cease to use or display any trademarks, trade names, logo name of RiT or any other rights or licenses (“Marks”), and shall remove the Hyperlink, and (c) Distributor will immediately return to RiT all RiT’s information and any other data or information (including Confidential Information, as such term is defined in the NDA) or demonstration equipment it will have received during or in connection with this Agreement and will make no further use of it without the prior written consent of RiT, without retaining any copies thereof.

18.2.	Notwithstanding the provisions of Section 18 to the contrary, and only in the event of termination by RiT pursuant to Sections 17.1 or 17.2 above, all orders received and confirmed by RiT prior to the date of termination notice shall remain in effect, and Distributor may continue, for a limited period of three (3) months as of date of termination notice, to sell Products which it has in inventory, as well as such Products to be delivered pursuant to confirmed purchase orders placed by Distributor with RiT, until such date of termination notice. The distribution of Products by Distributor during such limited 3-months period shall be in accordance with the terms of this Agreement, mutatis mutandis.

18.3.	Within thirty (30) days following termination of the Agreement, Distributor will render a final accounting to RiT accompanied by payment of any sums owed to RiT.

18.4.	Termination of this Agreement will not affect Distributor’s payment obligations and any of Distributor’s obligations which exist as of the date of termination, or which, by the context of this Agreement, are intended to survive its termination.

18.5.	Without derogating from any of the aforementioned, Distributor agrees and acknowledges that it has fully taken into account and considered the implications of Section 18, and that upon such termination it will not have any right or entitlement to any compensation, payment or demand of any kind arising out of or in connection with such termination, or with respect of loss of anticipated income or profit or for capital investments in its business or in the promotion of the Product in the Territory or for any other matter. Distributor further agrees and acknowledges that all recognition and goodwill associated with the Marks, the name of RiT, the Products and their distribution in the Territory will be owned at all times by RiT alone, and in the case of termination of this Agreement, Distributor will not be entitled to any compensation or payment therefore and Distributor will not be deemed to have created or retained any proprietary right in any of the above.

19.	Representations of Distributor

Distributor represents and warrants that, in performing work for RiT under this Agreement, it will not be using any trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT and (a) with which Distributor may have been previously associated as a distributor for the products of such company, or (b) with which Distributor may now be associated as a distributor for the products of such company, or (c) with which Distributor may hereafter be associated as a distributor for the products of such company during the Term of this Distributor Agreement.

Distributor further represents and warrants that it does not have in its possession or control any documents or physical exhibits which disclose trade secrets or confidential information of any company which may be considered to constitute a competitor of RiT.

20.	Miscellaneous

20.1.	This Agreement and the appendices thereto consist an integral part hereof. This Agreement may not be modified except by written instrument signed by a duly authorized representative of each party hereto. This Agreement or any part thereof may not be assigned by Distributor without the prior written consent of RiT. RiT has the right to assign this Agreement to one of its affiliated companies, without consent. This Agreement consists of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. Any failure by any party hereto to enforce strict performance by the other party of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

20.2.	In the event of invalidity of any provision of this Agreement, the parties agree that such invalidity shall not affect the validity of the remaining portions of this Agreement, and further agree to substitute for such invalid provision a valid provision which most closely approximates the intent and economic and legal effect of the invalid provision.

20.3.	This Agreement may be executed in any number of facsimile counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

20.4.	Any notice required or desired to be given under this Agreement by one party to the other shall be in writing and shall be deemed to have been duly given upon delivery: if manually delivered on the same business day; or, if mailed by registered or certified mail, postage prepaid, after five (5) days from the date of mailing; or if by facsimile transmission which gives the sender proof of delivery, on the first business day after such transmission, to the respective party’s address as set forth above or to such other address or fax number of which notice has been given in the manner above provided, to the attention of the parties noted below:

to RiT:	to Distributor:
Attn: Senior Vice President Sales	Attn:. Didenko V.S, CEO

20.5.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby submit to the exclusive jurisdiction of the courts of Tel-Aviv-Jaffa.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Distributor By: JSC STINS COMAN CORPORATION —————————————————————— Didenko Valery Stepanovich Title: CEO	RiT Technologies Ltd. By: RIT TECHNOLOGIES LTD ——————————————————————— Name: Avi Kovarsky Title: President, CEO

Appendix A

RiT’S DISTRIBUTOR PRODUCTS

PairView# system
NGPair system
PairQ system
PairGuide

Appendix B

WORK PLAN

1.	BUSINESS PLAN

Sales of carrier solutions require an understanding of telecommunications industry and telecommunications providers. It is RiT’s goal to guide and support the Distributor throughout the sales process and promotion of its products by developing a detailed and comprehensive business plan.

The Distributor agrees to submit a one year business plan within thirty (30) days after signing this Agreement. The business plan should be broken down into four (4) quarterly forecasts, commencing sixty (60) days from date of such forecast. Distributor shall update such rolling forecasts every three (3) months thereafter and shall use its best efforts to achieve such rolling forecasts.

The plan should include at least the following:

1.1.	Territory Structure – The Distributor commits to provide RiT with relevant data regarding the telephone companies in the Territory, including, but not limited to, organizational structure, number of subscribers, types of services and financial data.

1.2.	Decision Making Process – The Distributor commits to provide RiT with the particulars of the decision making process of the telephone companies in the Territory.

1.3.	Top Management Presentation – The Distributor commits to arrange and conduct with RiT joint presentations of the Products to the top management of the telephone companies in the Territory.

1.4.	Demonstrations – The Distributor commits to actively conduct pre-sale presentations and demonstrations to customers. Presentations will preferably be given by Distributor’s sales staff.

1.5.	Field Trials – Distributor agrees to take full responsibility of any field trial that may be required in the Territory. In case RiT decides to perform such a trial, the Distributor commits to arrange all the logistics and approvals for it and commits to include it in the business plan.

Main candidates for this work plan are (list of telephone company names):

MGTS____________________________________________
_________________________________________________

2.	MARKETING AIDS

Distributor is entitled to receive the following marketing aids, free of charge, at quantities to be agreed upon:

2.1.	RiT PairView User’s Guide;

2.2.	RiT PairView Brochure – English;

2.3.	Other ____.

Appendix C

RiT SOFTWARE LICENSE AGREEMENT

THIS LICENSE AGREEMENT IS A LEGALLY BINDING AGREEMENT BETWEEN YOU, THE COMPANY THAT WILL BE UTILIZING THE PRODUCT (REFERENCED BELOW AS “YOU” OR “YOUR”) AND RiT TECHNOLOGIES LTD. (“RiT”). BY INSTALLING THE SOFTWARE OR USING THE PRODUCT, YOU ACCEPT ALL THE TERMS HEREOF. IF YOU DO NOT AGREE TO ALL OF THE TERMS HEREOF, DO NOT INSTALL THE SOFTWARE OR USE THE PRODUCT OR ANY PART THEREOF, AND RETURN THE PRODUCT WITH THE SOFTWARE TO THE PLACE WHERE YOU OBTAINED THEM.

1.	General

1.1	The software, both accompanying and installed on the RiT Product (the “Product”), provided to You, and any documentation accompanying this License Agreement whether on disk, in read only memory, on any other media or in any other form (collectively the “Software”) is licensed, not sold, to You by RiT for use only for the Purpose (as defined below) under the terms hereof, and RiT reserves all rights not expressly granted to You. You may not make any use of the Software, in whole or in part, for any use that is not expressly permitted by this License Agreement.

1.2	RiT retains all rights, copyrights (and any other applicable intellectual property rights), title and interest in and to the Software itself, which is protected by copyright laws, international copyright treaties, and trade secret laws, as well as other intellectual property laws and treaties.

1.3	RiT shall have no obligation with respect to installation, support and maintenance of the Software, neither shall RiT have any obligation to provide You with updates, upgrades or new releases to the Software. If You elect in the future to purchase RiT’s updates, upgrades or new releases for the Software, then the terms of this License Agreement will govern any such Software upgrades or updates or new releases (which shall also be referred to hereunder as the “Software”), unless any such upgrades or updates is accompanied by a separate license in which case the terms of that license will govern.

2.	License

2.1	RiT grants You under all intellectual property rights owned or controlled by RiT and/or RiT’s licensor(s) and embodied in the Software, a limited, non-transferable, non-exclusive, non-assignable, non-sublicensable license to use the Software provided to You for the sole and exclusive purpose of using the Product (the “Purpose”). Except as expressly provided herein, no other license, express or implied, is granted.

2.2	This License Agreement allows You to install and use the Software only as required for use with the Product. You may either (a) make one copy of the Software solely for backup or archival purposes; provided that any such backup copy includes all copyright or other proprietary notices contained on the original or (b) transfer the Software to a single hard disk provided that you keep the original solely for backup or archival purposes.

3.	Restrictions

3.1	Except as expressly authorized herein, You shall not: (A) use the Software with any other product, other than the Product; (B) copy, adapt, vary, enhance or modify any portion of the Software, nor permit any person or entity under Your control to do so; (C) take any action designed to defeat the operation of any security measure incorporated in the Software; (D) publish, distribute, sell, disclose, market, sublicense, rent, lease, display, provide, transfer or make available the Software, or any portion thereof, to any third party; (E) use the Software in any manner not authorized by this License Agreement.

3.2	The Software contains copyrighted material, trade secrets and other proprietary information. You agree to protect the Software from unauthorized copying or use. The source code for the Software and other trade secrets embodied in the Software are not disclosed to You. In order to protect the Software, and except as specifically permitted by statute by a provision that cannot be waived by contract, You may not “unlock”, decompile, reverse engineer, disassemble or otherwise translate the Software, or otherwise make any attempt to discover the source code of, modify, or create derivative works from the Software or any part thereof, nor permit any person or entity under Your control to do so. In no event may You alter, remove or destroy any copyright notice or other proprietary notices included in the Software.

3.3	No rights or licenses are granted by RiT and/or RiT’s licensor(s) to You, expressly or by implication, with respect to any proprietary information or patent, copyright, trademark, trade secret, or other intellectual property right owned or controlled by RiT and/or RiT’s licensor(s), except as expressly provided in this License Agreement.

3.4	If you breach any of these restrictions, you may be subject to prosecution and damages.

4.	Default and Termination

4.1	The license granted under this License Agreement is effective until terminated. Your rights under this License Agreement will terminate automatically without notice from RiT if You fail to comply with any term of this License Agreement. Upon the termination of this License Agreement, You shall cease all use of the Software, and destroy, and certify the destruction of, all copies, full or partial, of the Software.

4.2	Notwithstanding the aforementioned to the contrary, RiT may immediately terminate this License Agreement without notice or liability and be entitled to immediate possession of the Software, without prejudice to any other rights or remedies which RiT may have, upon the occurrence of any of the following events: (i) You are involved in any voluntary or involuntary bankruptcy proceeding or any other proceeding concerning insolvency, dissolution, cessation of operations, reorganization, indebtedness or the like and the proceeding is not dismissed within sixty (60) days; (ii) You become insolvent or unable to pay Your debts as they mature in the ordinary course of business or make an assignment for the benefit of Your creditors; (iii) You become a party to a merger or consolidation, transfers all or substantially all of Your business and assets to a third party and in RiT’s sole opinion, a material conflict of interest occurs with respect to the retention of Software; or (iv) RiT believes that improper use or disclosure of the Software has occurred or is about to occur.

4.3	You recognize and agree that the Software constitutes a commercially valuable asset of RiT, and that the design and development of such materials reflects the effort of skilled development experts and the investment of considerable time and money. Accordingly, You acknowledge and agree that monetary damages will not be sufficient to compensate RiT in the event of Your breach or violation of this License Agreement, and that RiT will be irreparably harmed by such breach or violation, and that RiT shall have the right to seek other remedies available to it in law and equity to remedy such breach or violation, including injunctive and equitable relief.

4.4	The provisions of Section 3 (Restrictions), Section 4 (Default and Termination), Section 7 (Limitation of Liabilities) and Section 9 (Miscellaneous) shall survive any termination or expiration of this Agreement.

5.	Limited Warranty

5.1	All Third Party Software delivered by RiT as part of the Software is supplied “AS IS”. In the case of any problem incurred with relation to Third Party Software, You will look solely to the warranties and remedies, if any, provided by the Third Party Software. By accepting the terms hereof, pursuant to the preamble above, you waive any possible claim towards RiT with relation to such Third Party Software.

5.2	If the Software, or any part thereof, has been delivered by RiT on physical media, RiT warrants the media to be free from material physical defects for a period of ninety (90) days after delivery. If such a defect is found, return the media to RiT for replacement or alternate delivery of the Software as RiT may select. Such warranty shall not apply to defects, which result, in whole or in part, directly or indirectly, from: vandalism, improper use, handling or storage or any reason beyond RiT’s reasonable control, including without limitation, any events of force majeure. THIS LIMITED WARRANTY ON THE MEDIA IS THE ONLY WARRANTY MADE TO YOU AND IS PROVIDED IN LIEU OF ANY OTHER WARRANTIES (IF ANY) CREATED BY ANY DOCUMENTATION, PACKAGING OR OTHERWISE.

6.	Exclusion of other Warranties

YOU EXPRESSLY ACKNOWLEDGE AND AGREE THAT USE OF THE SOFTWARE IS AT YOUR SOLE RISK AND THAT THE ENTIRE RISK AS TO SATISFACTORY QUALITY, PERFORMANCE, ACCURACY AND EFFORT IS SOLELY WITH YOU. THE SOFTWARE IS SUPPLIED “AS IS” AND WITH ALL FAULTS, AND WITHOUT WARRANTY OF ANY KIND. RiT AND RiT’S LICENSOR(S) (COLLECTIVELY REFERRED TO AS “RiT”FOR THE PURPOSES OF SECTIONS 6 AND 7) DO NOT WARRANT THAT THE USE OF THE SOFTWARE WILL BE UNINTERRUPTED, ERROR-FREE OR WILL MEET YOUR SPECIFIC REQUIREMENTS. RiT MAKES NO WARRANTY OR REPRESENTATION, EITHER EXPRESS OR IMPLIED, REGARDING THE SOFTWARE, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ACCURACY OR COMPLETENESS OF RESPONSES, RESULTS AND LACK OF NEGLIGENCE. RiT DISCLAIMS ANY WARRANTY OF NON-INFRINGEMENT OF ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHTS REGARDING THE SOFTWARE OR USE OF THE SOFTWARE.

7.	Limitation of Liabilities

RiT’S ENTIRE LIABILITY AND YOUR EXCLUSIVE REMEDY SHALL BE, AT RiT’s OPTION EITHER (A) RETURN OF PAYMENT; OR (B) REPAIR OR REPLACEMENT OF THE SOFTWARE. IN NO EVENT SHALL RiT BE LIABLE FOR ANY PERSONAL INJURY, OR ANY SPECIAL, INCIDENTAL, PUNITIVE, CONSEQUENTIAL OR INDIRECT DAMAGES, IN CONNECTION WITH OR ARISING FROM THE LICENSE GRANTED HEREIN OR YOUR USE OF OR INABILITY TO USE THE SOFTWARE, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, AND REGARDLESS OF WHETHER RiT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. EXCLUDED DAMAGES INCLUDE, BUT ARE NOT LIMITED TO, COMPUTER TIME, LABOR COSTS, LOSS OF DATA, LOSS OF GOODWILL, LOSS OF PROFITS, LOSS OF SAVINGS, LOSS OF BUSINESS INFORMATION, OR LOSS OF USE OR INTERRUPTION OF BUSINESS, OR OTHER PECUNIARY LOSS. IN NO CASE SHALL RiT’S AGGREGATE LIABILITY UNDER THIS LICENSE AGREEMENT OR ARISING OUT OF YOUR USE OF THE SOFTWARE EXCEED THE PURCHASE PRICE PAID FOR THE PRODUCT.

8.	Miscellaneous

This License Agreement constitutes the entire agreement between the parties with respect to the use of the Software licensed hereunder and supersedes all prior or contemporaneous understandings regarding such subject matter. No amendment to or modification of this License Agreement will be binding unless in writing and signed by RiT. This License Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby submit to the exclusive jurisdiction of the courts of Tel-Aviv-Jaffa.

Appendix D

CONFIDENTIAL DISCLOSURE AND NON-USE AGREEMENT

THIS AGREEMENT is entered into as of September, 2008 by and between Distributor, a Join Stock Company STINS COMAN CORPORATION [corporation] having its principal place of business at 126, Pervomayskaya str, Moscow, 105203 (“Distributor”), and RiT TECHNOLOGIES LTD., an Israeli corporation, having its principal place of business at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (“RiT”).

        In the course of the business engagement of RiT and Distributor, RiT may disclose to Distributor “Confidential Information” (as hereinafter defined), now therefore, Distributor hereby undertakes and agrees, as a material condition for any disclosure of any Confidential Information to be made from RiT or on its behalf to Distributor, to strictly abide by the terms and conditions set forth below:

1.     For purposes hereof, “Confidential Information” shall include all and any information of a confidential or proprietary nature, whether or not patentable that has been or will be disclosed to Distributor by RiT or any person or entity on its behalf, including without limitation, any technical, commercial and financial information, conceptions, developments, ideas, discoveries, improvement, inventions, know how, innovations, technology, trade secrets, professional secrets, copyrights and any other intellectual property, whether communicated orally or written or on disk or by electronic media or in any other media, way or method (including, but not limited to, documentation, drawings, reports, surveys, correspondence, formula, data, specification, materials, processes, models, prototypes, drawings, blueprints, designs, manuals, specification documents, documentation, source or object codes, tape discs and other storage media, letters, notes, notebooks, reports, and all other materials or devices, or the like). RiT shall determine in its sole discretion what information and materials it shall disclose to Distributor.

2.     Distributor shall (i) use the Confidential Information solely and exclusively for the purpose of distribution installation and support of RiT Carrier line of products pursuant to the terms and conditions of the Distribution Agreement signed between the parties on ___________ (the “Purpose”); (ii) treat and maintain all Confidential Information in the strictest confidence, using the same degree of care Distributor uses to protect its own confidential information, and not less than the highest degree applied in the hi-tech industry; (iii) not make any copies of Confidential Information (in any medium) without the prior express written consent of RiT; (iv) not disclose or transfer, directly or indirectly, the Confidential Information or any part thereof, or any document or other material (in any medium), which contains, summarizes or embodies the Confidential Information or any part thereof, to any person, firm, corporation or any other entity, at any time without the prior express written consent of RiT; and, (v) not disclose any Confidential Information to any of its employees except to such employees who require access to the Confidential Information for the Purpose (the “Authorized Employee(s)”), it being understood that any disclosure of Confidential Information to any Authorized Employee will be only on a need to know basis, and that Distributor will, prior to any such disclosure, cause each such Authorized Employee individually to execute identical undertakings of Distributor’s as such are set forth in this Agreement, other than the right to further disclose this information as provided in this Section 2(v). In conjunction with this paragraph, Distributor represents that it has instituted policies and procedures that provide an adequately high degree protection for its own and other third parties’ Confidential Information.

3.     For the purpose of this Agreement, Confidential Information shall not include any information which (a) is in the public domain at the date of the signing hereof or which becomes part of the public domain thereafter, other than through Distributor’s or any of its employees’ breach of this Agreement; or (b) is disclosed pursuant to a court order, provided Distributor at the request and expense of RiT, uses reasonable efforts to limit such disclosure to the extent requested.

4.     Upon the first request of RiT, Distributor shall promptly deliver, and cause any of its Authorized Employees to promptly deliver, and not later than within three (3) days, to RiT any and all originals and copies of all documents and any and all materials (in any medium), which contain, summarize or embody the Confidential Information or any part thereof, which are then in the possession of Distributor or under its control.

5.     Distributor shall not acquire any rights in the Confidential Information and this Agreement shall not be construed in any way to grant Distributor any right or license with respect to Confidential Information other than the right to use Confidential Information strictly in accordance with the terms of this Agreement and solely for the Purpose.

6.     Distributor agrees that money damages would not be a sufficient remedy for any breach of this Agreement and that RiT shall be entitled to injunctive or other equitable relief to remedy or prevent any breach or threatened breach of this Agreement, without the necessity of proving actual damages. Such remedy shall not be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other rights and remedies available at law or in equity.

7.     Neither party hereto shall disclose the existence or subject matter of the relationship contemplated hereunder or the possibility of a business engagement between the parties.

8.     This Agreement shall become effective as of the date set forth below. Distributor’s obligations hereunder shall survive the termination of this Agreement, for any reason whatsoever, and shall remain in effect for an unlimited period of time.

9.     This Agreement may not be modified except by written instrument signed by a duly authorized representative of each party hereto. This Agreement or any part thereof may not be assigned by Distributor. This Agreement consists of the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior written or oral agreements with respect hereto. Any failure by RiT to enforce strict performance by Distributor of any provision herein shall not constitute a waiver of the right to subsequently enforce such provision or any other provision of this Agreement.

10.     Any notice required or desired to be given under this Agreement by one party to the other shall be in writing and shall be deemed to have been duly given upon delivery: if manually delivered on the same business day; or, if mailed by registered or certified mail, postage prepaid, after five (5) days from the date of mailing; or if by facsimile transmission which gives the sender proof of delivery, on the first business day after such transmission, to the respective party’s address as set forth above or to such other address or fax number of which notice has been given in the manner above provided.

11.     This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel. The parties hereto hereby submit to the exclusive jurisdiction of the courts of Tel-Aviv-Jaffa. Notwithstanding the aforementioned, RiT may seek enforcement of this Agreement through any court or execution office of any other jurisdiction in which a breach of any of undertakings hereunder may be anticipated or in which a breach is so alleged.

IN WITNESS WHEREOF, each party hereto has executed this Agreement by a representative duly authorized as of the date set forth above.

Signed as of this 7 day of September, 2008

RiT TECHNOLOGIES LTD.	DISTRIBUTOR
By: RiT TECHNOLOGIES LTD	By: JSC STINS COMAN CORPORATION
Print Name: Avi Kovarsky	Print Name: Didenko Valery Stepanovich
Title: President, CEO	Title: CEO